January 19, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Confidential Draft No. 3 Registration Statement on Form S-1
Submitted December 23, 2015
CIK No. 0001419625

Ladies and Gentlemen:

On behalf of Apptio, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 7, 2016, relating to the Company’s Confidential Draft No. 3 Registration Statement on Form S-1 (CIK No. 0001419625) submitted to the Commission on December 23, 2015 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 54

1.	Please tell us what consideration you have given to providing the aggregate net annual subscription contract value comparison for other cohort years.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered providing disclosure regarding its aggregate net annual subscription contract value for years prior to 2015, but the Company determined that such disclosure would not provide meaningful information for investors and may be misleading. As disclosed on page 53, the Company changed its go-to-market strategy in 2014. Prior to 2014, the Company’s sales force focused on selling its entire technology platform to customers, generally with very large IT spend, which resulted in fewer, but larger, deals as compared to today. However, beginning in 2014, the Company’s sales force began to focus on selling discrete applications rather than its entire platform, which provides the Company with upsell opportunities for its current customer base.

The Company supplementally advises the staff that the aggregate net annual subscription contract value for the 2015 Cohort as of January 1, 2016 was $13.1 million. The Company does not believe providing disclosure in the Registration Statement regarding the 2015 Cohort similar to that of the 2014 Cohort would provide meaningful information for investors since, due to the fact that the Company’s typical contract length is one year or more, there has not been sufficient passage of time for customers to have churned and because there has not been sufficient passage of time for the Company to upsell these newly acquired customers.

Securities and Exchange Commission

January 19, 2016

To provide additional context with respect to those customers not included in the 2014 Cohort, the Company proposes to revise the disclosure on page 54 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“We measure the success of our current sales strategy in part by our ability to retain and upsell our customers over time. As seen in the chart below, as of November 30, 2015, the aggregate annual subscription contract value for the 2014 Cohort grew by approximately 17% on a net basis. We calculate the aggregate net annual subscription contract value by dividing the annual subscription contract value for the 2014 Cohort measured as of November 30, 2015 by the annual subscription contract value for the 2014 Cohort measured as of January 1, 2015. We retained substantially all customers in the 2014 Cohort and grew the aggregate annual subscription contract value by selling additional applications, selling premium support offerings, and expanding customers’ aggregate IT spend managed by our applications. The aggregate annual subscription contract value for the 11 customers we excluded from the 2014 Cohort because their initial annual contract value was more than $500,000 grew more than 5% on a net basis through December 31, 2015. The aggregate annual subscription contract value for all customers we acquired in 2014, regardless of their initial annual contract value, grew more than 10% on a net basis through December 31, 2015.”

2.	Please also provide the average increase in net annual subscription contract value across the 2014 cohort in addition to the aggregate increase, or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has expressed the aggregate increase in net annual subscription contract value across the 2014 cohort on a percentage basis (i.e., that the aggregate annual subscription contract value for the 2014 cohort grew by approximately 17% on a net basis as of November 30, 2015). Since this increase is expressed as a percentage increase in subscription contract value, the average increase in net annual subscription contract value across the 2014 Cohort is equal to the aggregate increase in net annual subscription contract value across the 2014 Cohort (i.e., that the annual subscription contract value across the 2014 Cohort grew by approximately 17% on average, on a net basis as of November 30, 2015).

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

Cc:	Kurt Shintaffer
John Morrow
Apptio, Inc.

Andrew Williamson
Alan Hambelton
Cooley LLP

Stephen Sommerville
PricewaterhouseCoopers LLP